40-33

~~40-176~~

811-6463

AIM INVESTMENTS

11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

03043486

December 16, 2003

SEC MAIL PROCESSING RECEIVED DEC 22 2003 WASH, D.C. 155 SECTION

PROCESSED DEC 31 2003 THOMSON FINANCIAL

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, two copies of one pleading in T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al. received on or about December 15, 2003.

Please indicate your receipt of this document by stamping the enclosed copy of this letter and returning it to us in the envelope provided.

Sincerely,

Stephen R. Rimes

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Parthasarathy v. AIM\Correspondence\L-121603.SEC.doc
121603 (1) vxv

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

T.K. PARTHASARTHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,

Plaintiffs,

vs.

T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,

Defendants. **No. 03-CV-00673-DRH**

ORDER

HERNDON, District Judge:

Before this Court are two motions filed by Plaintiffs for an extension of time to respond to Defendants' motions to sever and transfer (Doc. 32, 33).[1] Specifically, Plaintiffs state that they are planning to file a motion to remand the case for lack of subject matter jurisdiction in short order. They request an extension of time to file responses to Defendants' motions to sever and transfer until after the Court determines subject matter jurisdiction. Subject matter jurisdiction is a

[1]On October 16, 2003, Defendants removed the action to this Court (Doc. 1). On November 6, 2003, Defendants T. Rowe Price International Funds, Inc., T. Rowe Price International, Inc., AIM International Funds, Inc., and AIM Advisors, Inc. filed a motion to sever (Doc. 22, 23). On November 14, 2003, Defendants Artisan Funds, Inc. and Artisan Partners Limited filed a motion to sever and or transfer Plaintiffs' claims to the United States District Court for the Eastern District of Wisconsin (Doc. 30, 31). Plaintiffs' responses to these motions were due November 21, 2003 and December 1, 2003, respectively.

threshold inquiry and as such the Court has an obligation to ensure it has jurisdiction over the case before it rules on other motions. **See *Steel Co. v. Citizens for a Better Environment*, 523 U.S. 83, 94-95 (1998); *Okoro v. Bohman*, 164 F.3d 1059, 1061 (7th Cir. 1999).** Accordingly, the Court will **GRANT** Plaintiffs' motions for an extension of time to respond to Defendants' motions to sever and transfer (Doc. 32, 33). The Court allows Plaintiffs ten (10) court days from the date on which this Court enters an order ruling on Plaintiffs' motion to remand for lack of subject matter jurisdiction in which to respond to Defendants' motions to sever and transfer.

IT IS SO ORDERED.

Signed this 1st day of December, 2003.

DAVID R. HERNDON
United States District Judge

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

T.K. PARTHASARTHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,

Plaintiffs,

vs.

T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,

Defendants. **No. 03-CV-00673-DRH**

ORDER

HERNDON, District Judge:

Before this Court are two motions filed by Plaintiffs for an extension of time to respond to Defendants' motions to sever and transfer (Doc. 32, 33).[1] Specifically, Plaintiffs state that they are planning to file a motion to remand the case for lack of subject matter jurisdiction in short order. They request an extension of time to file responses to Defendants' motions to sever and transfer until after the Court determines subject matter jurisdiction. Subject matter jurisdiction is a

[1] On October 16, 2003, Defendants removed the action to this Court (Doc. 1). On November 6, 2003, Defendants T. Rowe Price International Funds, Inc., T. Rowe Price International, Inc., AIM International Funds, Inc., and AIM Advisors, Inc. filed a motion to sever (Doc. 22, 23). On November 14, 2003, Defendants Artisan Funds, Inc. and Artisan Partners Limited filed a motion to sever and or transfer Plaintiffs' claims to the United States District Court for the Eastern District of Wisconsin (Doc. 30, 31). Plaintiffs' responses to these motions were due November 21, 2003 and December 1, 2003, respectively.

threshold inquiry and as such the Court has an obligation to ensure it has jurisdiction over the case before it rules on other motions. **See Steel Co. v. *Citizens for a Better Environment*, 523 U.S. 83, 94-95 (1998); *Okoro v. Bohman*, 164 F.3d 1059, 1061 (7th Cir. 1999).** Accordingly, the Court will **GRANT** Plaintiffs' motions for an extension of time to respond to Defendants' motions to sever and transfer (Doc. 32, 33). The Court allows Plaintiffs ten (10) court days from the date on which this Court enters an order ruling on Plaintiffs' motion to remand for lack of subject matter jurisdiction in which to respond to Defendants' motions to sever and transfer.

IT IS SO ORDERED.

Signed this 1st day of December, 2003.

David R. Herndon

DAVID R. HERNDON
United States District Judge